March 31, 2011

Via facsimile (703) 813-6985 and via EDGAR

Aslynn Hogue

Attorney

Division of Corporation Financce

Securities & Exchange Commission

450 Fifth Street

Washington, DC 20549

Re:

Registration Statements on Form 10-12G

Amended March 17, 2011

China Bright Star Limited, File No. 000-54098

China Golden Star Holdings Limited, File No. 000-54099

China Highlands Limited, File No. 000-54100

China Rising Star Limited, File No. 000-54101

Dunhuang Treasures Limited, File No. 000-54105

Noble China Holdings Limited, File No. 000-54104

Red Jade Holdings Limited, File No. 000-54103

Summer Highlands Limited, File No. 000-54102

Dear Ms. Hogue:

I refer to your comment letters of March 30, 2011 received yesterday via facsimile. I request your indulgence in requesting clarification of the staff's comment on the letters provided by each of the above companies submitted on January 25, 2011.

That comment states in part "We also note that the signature block does not indicate that the individual is signing on behalf of an entity." I have enclosed a printout of the subject letters as filed in html format. I have circled the signature block of each letter which includes the name of the signing officer, Jeremy Mork,  followed by the words "President and Chief Financial Officer."  Since these letters were filed as "correspondence," they are not visible on EDGAR until such time as they might be posted by the staff. It occurred to me that possibly there was some software problem under which the words "President and Chief Financial Officer" might not be visible on the staff's computer system. We test readability of "edgarized" documents on four browsers, Opera, Internet Explorer, Google Chrome, and Mozilla Firefox. But we do not have any Linux or Apple-based browsers. To make sure that you can read these letters, I have taken the liberty of sending the printouts of these letters via facsimile and by EDGAR filing the enclosures in pdf format, and not HTML.

If, however, the staff takes the position that the words "President and Chief Financial Officer" in a signature block do not indicate that Mr. Jeremy Mork is signing the letter as an officer of the respective entity, I believe that the staff's interpretation is not appropriate. I note, for example, that the comment letters provided by the staff are signed by "Russell Mancuso" "Branch Chief."  By the staff's same reasoning, this would mean that the comment letters received yesterday  are written by Mr. Mancuso in his capacity as an individual and not on behalf of the Division of Corporation Finance. I also note that this is the same signature format which is accepted on all registration statements and reports filed under the Securities Act of 1933 and the Securities Exchange Act of 1934. I suppose that if the signature block read "Jeremy Mork, not in his individual capacity but solely as President and Chief Financial Officer of ____ Holdings Limited" that there would be no doubt on the matter, but this style seems to be unduly prolix and definitely odd in normal business practice. If you prefer that the latter style be employed, then the letters filed with the next amendment will include this special form of signature block.

Very truly yours,

Jehu Hand

JH:kp